FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-196302

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC.
SUPPLEMENT NO. 9, DATED FEBRUARY 4, 2015,
TO THE PROSPECTUS, DATED AUGUST 20, 2014

This prospectus supplement, or this Supplement No. 9, is part of the prospectus of American Realty Capital Healthcare Trust III, Inc., or the Company, dated August 20, 2014, or the Prospectus, as supplemented by Supplement No. 1, dated September 23, 2014, or Supplement No. 1, Supplement No. 2, dated October 20, 2014, or Supplement No. 2, Supplement No. 3, dated October 22, 2014, or Supplement No. 3, Supplement No. 4, dated November 6, 2014, or Supplement No. 4, Supplement No. 5, dated November 21, 2014, or Supplement No. 5, Supplement No. 6, dated December 18, 2014, or Supplement No. 6, Supplement No. 7, dated January 9, 2015, or Supplement No. 7 and Supplement No. 8, dated January 29, 2015, or Supplement No. 8. This Supplement No. 9 supplements, modifies or supersedes certain information contained in the Prospectus and Supplement Nos. 1 through 8 and should be read in conjunction with the Prospectus and Supplement Nos. 1 through 8. This Supplement No. 9 will be delivered with the Prospectus and Supplement Nos. 1 through 8. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 9 is to:

•	add disclosure relating to the engagement of KPMG LLP as our new independent registered public accounting firm;
•	add disclosure relating the status of distributions; and
•	add disclosure relating to our potential property investment.

OPERATING INFORMATION

Engagement of KPMG LLP as Independent Registered Public Accounting Firm

On February 2, 2015, we engaged KPMG LLP, or KPMG, as our new independent registered public accounting firm for the fiscal year ended December 31, 2014. Our audit committee participated in and approved the decision to appoint KPMG.

Since our establishment in April 2014 and through the end of the fiscal year ended December 31, 2014 and the subsequent interim period from January 1, 2015 through February 2, 2015, neither we nor anyone acting on behalf of us, consulted KPMG regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

Declaration of Distributions

On January 29, 2015, our board of directors authorized, and we declared, a distribution rate of $0.0042808219 per day. The distributions will begin to accrue upon the earlier to occur of: (i) March 15, 2015; and (ii) 15 days following our initial property acquisition. The distributions will be payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month.

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for distribution, our financial condition, capital expenditure requirements, as applicable, requirements of Maryland law and annual distribution requirements needed to qualify and maintain our status as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured.

As of the date hereof, we have not purchased our first property.

Our organizational documents permit us to pay distributions from unlimited amounts of any source, and we may use sources other than operating cash flows to fund distributions, including proceeds from this offering, which may reduce the amount of capital we ultimately invest in properties or other permitted investments, and negatively impact the value of your investment.

PROSPECTUS UPDATES

Description of Real Estate Investments

The following disclosure is added as a new section immediately following the section entitled “Valuation Policies” on page 155 of the Prospectus.

“DESCRIPTION OF REAL ESTATE INVESTMENTS

Probable Property Investments

DaVita Bay Breeze — Largo, FL

On January 29, 2015, our board of directors approved the acquisition of the fee simple interest in a medical office building, or DaVita Dialysis Center (“DaVita Bay Breeze”), located in Largo, Florida. We have made arrangements to acquire the property through our sponsor. The seller of the property is an unaffiliated third party. The seller has no material relationship with us, and the acquisition will not be an affiliated transaction.

Pursuant to our arrangements, our obligation to close upon the acquisition is subject to the negotiation and execution of a purchase and sale agreement and the satisfactory completion of a due diligence review of the property, among other conditions. Although we believe that the acquisition of the property is probable, there can be no assurance that the acquisition of the property will be consummated.

Capitalization

The contract purchase price of the property is $1.7 million, exclusive of closing costs. We intend to fund the purchase price with proceeds from our ongoing initial public offering. We may seek to obtain financing on the property, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

Major Tenants/Lease Expiration

The property contains approximately 7,247 rentable square feet and is 100% leased to Total Renal Care, Inc. The lease is net whereby the tenant is required to pay most operating expenses, excluding all costs to maintain and repair the roof and structure of the building, in addition to base rent. The lease has an original 15-year term and contains 2% annual rental escalations with three five-year renewal options.

Historical occupancy rate or effective annual rental rates per square foot information for the property is currently unavailable and will be made available upon closing of the acquisition of the property.

Other

We believe the property is suitable and adequate for its uses.

We do not have any significant scheduled capital improvements for the property.

We believe that the property is adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2015 U.S. federal income tax return.

The annual real estate taxes payable on the building for the calendar year 2015 are unknown at the present time. Such real estate taxes are to be reimbursed by the tenant under the terms of the lease.

The tenant is a wholly-owned subsidiary of DaVita Healthcare Partners Inc. (NYSE: DVA).”

Change in Auditor

The following disclosure hereby replaces the last paragraph of the section entitled “Change in Auditor”as added by Supplement No. 8.

“On February 2, 2015, we engaged KPMG LLP, or KPMG, as our new independent registered public accounting firm for the fiscal year ended December 31, 2014. Our audit committee participated in and approved the decision to appoint KPMG.

Since our establishment in April 2014 and through the end of the fiscal year ended December 31, 2014 and the subsequent interim period from January 1, 2015 through February 2, 2015, neither we nor anyone acting on behalf of us, consulted KPMG regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).”